Mail Stop 3561

April 9, 2008

Michael Hamilton
Chairman of the Board and Chief Executive Officer
26 Broadway, Suite 907
New York, NY 10004

      Re: **MMC Energy, Inc.**
                Revised Preliminary Proxy Statement on Schedule 14A
                Filed April 7, 2008
                File No. 1-33564

Dear Mr. Hamilton:

We have reviewed the above-referenced filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Agreements with Executive Officers, page 15

1.   We note your response to prior comment eight from our letter dated April 4, 2008. Please file the change of control agreements as exhibits to the Current Report on Form 8-K that you intend to file prior to April 10, 2008 or tell us why you believe it is appropriate to wait until the next periodic report to do so. See Item 601 of Regulation S-K. Also, please tell us why you are not filing the Form 8-K in accordance with the compensation committee approval date of March 26, 2008, as opposed to April 4, 2008.

*****

As appropriate, please amend your filing in response to our comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.

Michael Hamilton
MMC Energy, Inc.
April 9, 2008
Page 2

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Tony Saur
        DLA Piper